SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange disclosing the purchase by our wholly-owned subsidiary, ePLDT, Inc., of an additional 17% stake in ePDS, Inc.	4

Exhibit 1

August 26, 2011

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

We submit herewith a copy of SEC Form 17-C disclosing the purchase by our wholly-owned subsidiary, ePLDT, Inc., of an additional 17% stake in ePDS, Inc.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

August 26, 2011

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

We submit herewith two (2) copies of SEC Form 17-C disclosing the purchase by our wholly-owned subsidiary, ePLDT, Inc., of an additional 17% stake in ePDS, Inc.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  August 26, 2011

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

Exhibit 1

11. Item 9 - Other Events

We disclose that ePLDT Inc. (“ePLDT”), a wholly-owned subsidiary of the Philippine Long Distance Telephone Company (“PLDT”), has agreed to purchase an additional 17% stake in ePDS, Inc. from Quantium Solutions International Pte. Ltd. (“QSI”), a wholly-owned subsidiary of Singapore Post Limited (“SingPost”).

ePLDT currently owns 50% of the outstanding shares of ePDS, Inc. (“ePDS”) while QSI and DataPost Pte Ltd (“DataPost”), another wholly-owned subsidiary of SingPost, respectively own 20% and 30%. The principal activities of ePDS, Inc. are to provide data formatting, printing and mailing services.

Pursuant to a Deed of Sale dated August 24, 2011, ePLDT agreed to purchase, and QSI agreed to sell, 5,610,000 shares representing 17% of the outstanding capital stock of ePDS. DataPost and QSI have also entered into a Deed of Sale on the same date, for the sale and purchase of QSI’s remaining 990,000 shares representing 3% of the outstanding capital stock of ePDS.

Completion of the purchase transactions is expected to take place in the third quarter of 2011, upon procurement of the requisite clearances from the Philippine Bureau of Internal Revenue. Upon completion, QSI will cease to be a shareholder of, and ePLDT will hold a 67% stake in, ePDS, while DataPost will hold the balance of 33%.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

August 26, 2011

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr. Name : Florentino D. Mabasa, Jr. Title : First Vice President, Legal Services Head and Assistant Corporate Secretary

Date: August 26, 2011